April 4, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph Ambrogi

Re:	Denali Capital Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-263123

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Denali Capital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on April 6, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours, US TIGER SECURITIES, INC. as representatives of the several underwriters

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Head of Capital Markets

EF HUTTON, division of Benchmark Investments, LLC as representatives of the several underwriters

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

[Signature Page to Underwriters’ Acceleration Request Letter]